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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

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                                  FORM 8-A/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            STERLING SOFTWARE, INC.
            (Exact Name of Registrant as Specified in Its Charter)

               DELAWARE                                75-1873956
(State of Incorporation or Organization)    (IRS Employer Identification No.)


     300 CRESCENT COURT, SUITE 1200                       75201
             DALLAS, TEXAS                             (Zip Code)
 (Address of Principal Executive Offices)


If this form relates to the                   If this form relates to the
registration of a class of                    registration of a class of
securities pursuant to Section                securities pursuant to Section
12(b) of the Exchange Act and is              12(g) of the Exchange Act and is
effective pursuant to General                 effective pursuant to General
Instruction A.(c), please check               Instruction A.(d), please check
the following box.  [X]                       the following box.  [ ]

Securities Act registration statement file number
to which this form relates:
                           --------------------------------------
                                      (If applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                   Name of Each Exchange on Which
          to be so Registered                   Each Class is to be Registered
          -------------------                   ------------------------------
 Common Stock, par value $.10 per share            New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)

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                               INTRODUCTORY NOTE

     The information set forth herein supersedes in its entirety the information set forth in the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on March 7, 1990. The information set forth herein is presented as of the date hereof, and may be modified or superseded by information set forth in documents or reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date hereof.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

     The Certificate of Incorporation, as amended (the "Certificate of Incorporation"), of Sterling Software, Inc., a Delaware corporation (the "Company"), provides that the authorized capital stock of the Company consists of 125,000,000 shares of common stock, par value $.10 per share ("Common Stock"), and 10,000,000 shares of preferred stock, par value $.10 per share ("Preferred Stock").

COMMON STOCK

     The Common Stock is listed on the New York Stock Exchange under the symbol "SSW".

     The holders of Common Stock are entitled to one vote per share owned of record on all matters voted upon by stockholders. Subject to preferential rights that may be applicable to any Preferred Stock outstanding, holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors of the Company (the "Board of Directors") out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preferences of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive rights, cumulative voting rights or rights to convert their Common Stock into any other securities, and there are no redemption or sinking fund provisions with respect to the Common Stock.

PREFERRED STOCK

     The Board of Directors has the authority to issue the authorized shares of Preferred Stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including without limitation dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock also could have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders.

RIGHTS AGREEMENT

     Pursuant to the Rights Agreement dated December 18, 1996, between the Company and BankBoston, N.A., as amended (the "Rights Agreement"), 1,250,000 shares of Preferred Stock, designated as Series A Junior Participating Preferred Stock ("Junior Preferred Shares"), are reserved for issuance. One right issuable pursuant to the Rights Agreement (a "Right") is attached to each issued and outstanding share of Common Stock. Each Right nominally entitles the holder to purchase 1/100th of a Junior Preferred Share (structured so as to be substantially the equivalent of a share of Common Stock) at a price (the "Purchase Price") of $100.00 per 1/100th of a Junior Preferred Share (subject to adjustment).
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     In general, the Rights will not become exercisable, or transferable apart from the shares of Common Stock, unless a person or group of affiliated or associated persons becomes the beneficial owner of, or commences a tender offer that would result in beneficial ownership of, 15% or more of the outstanding shares of Common Stock (any such person or group of persons being referred to in the Rights Agreement as an "Acquiring Person"). Thereafter, under certain circumstances, each Right (other than any Rights that are or were beneficially owned by such Acquiring Person, which Rights will be void) could become exercisable to purchase at the Purchase Price a number of shares of Common Stock (or, in certain circumstances, the common stock of a company into which the Company is merged or consolidated or to which the Company sells all or substantially all of its assets) having a market value equal to two times the Purchase Price. The Rights will expire on December 31, 2006, unless earlier redeemed by the Company at a redemption price of $.01 per Right (subject to adjustment), or otherwise exchanged or amended in accordance with the terms of the Rights Agreement.

CERTAIN CORPORATE GOVERNANCE MATTERS

     The Certificate of Incorporation and the Bylaws, as amended (the "Bylaws"), of the Company provide that the directors of the Company are to be classified into three classes, with the directors in each class serving for three-year terms and until their successors are elected. Any additional person elected to the Board will be added to a particular class of directors to be determined at the time of such election. In accordance with the Certificate of Incorporation and the Bylaws, the number of directors in each class will be identical, or as nearly as practicable thereto. The Certificate of Incorporation and the Bylaws provide, in general, that (i) the number of directors of the Company will be fixed by resolution of the Board, (ii) a majority of directors in office, though less than a quorum, may fill any vacancy or newly created directorship on the Board, with any new director to hold office for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until such director's successor shall have been elected and qualified, and (iii) stockholder action can be taken only at an annual or special meetings of stockholders and not by written consent in lieu of a meeting. The Bylaws require that stockholders desiring to nominate one or more persons as directors of the Company deliver written notice thereof to the Secretary of the Company not later than (i) with respect to an election to be held at an annual meeting, 90 days prior to the anniversary date of the immediately preceding annual meeting and (ii) with respect to an election to be held at a special meeting, the seventh day following the date on which notice of such special meeting is first given to stockholders. The Bylaws require that any such notice set forth the name and address of the stockholder and the person or persons to be nominated, a representation that the stockholder is a holder of record of stock in the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, a description of all arrangements or undertakings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission and the consent of each nominee to serve as a director of the Company if so elected. The presiding officer of any such meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. The Bylaws further require that stockholders desiring to bring any business before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not less than 60 days prior to the meeting. However, in the event that less than 67 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received by the Secretary of the Company not later than the close of business on the seventh day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The Bylaws further require that the notice by the stockholder set forth a description of the business to be brought before the meeting and certain information concerning the stockholder proposing such business, including such stockholder's name and address, the class and number of shares of the Company's capital stock that are owned beneficially by such stockholder and any material interest of such stockholder in the business proposed to be brought before the meeting.

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     Under the applicable provisions of  Delaware General Corporation Law (the
"DGCL"), the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the corporation's certificate of incorporation, but a corporation's bylaws may be amended either by action of its stockholders or, if the corporation's certificate of incorporation so provides, its board of directors. The Certificate of Incorporation provides that any change to the provision therein regarding the number, election and term of directors or the provision therein permitting the notice provisions for the nomination of directors to be set forth in the Bylaws must be approved by the holders of 75% of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class.

     Under the DGCL, a corporation is prohibited from engaging in any business combination with a person who, together with his affiliates or associates owns (or within a three-year period did own) 15% or more of the corporation's voting stock (an "interested stockholder"), unless (i) prior to the date on which such person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) the interested stockholder acquired 85% of the voting stock of the corporation (excluding specified shares) upon consummation of the transaction, or (iii) on or subsequent to the date on which such person became an interested stockholder the business combination is approved by the board of directors of such corporation and authorized by the affirmative vote (at an annual or special meeting and not by written consent) by at least 66 2/3% of the outstanding voting shares of such corporation (excluding shares held by such interested stockholder). A "business combination" includes
(i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder, (ii) certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of such corporation or its subsidiaries, and (iii) other transactions resulting in a disproportionate financial benefit to an interested stockholder. This "business combination" provision of the DGCL does not apply to a corporation if the certificate of incorporation or bylaws contains a provision expressly electing not to be governed by this provision. The Certificate of Incorporation does not address the business combination provision of the DGCL. Accordingly, the business combination provision of the DGCL applies to the Company.

     The foregoing provisions of the Certificate of Incorporation and the Bylaws, the provisions of the Rights Agreement and the business combination provisions of the DGCL may discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise.

                                   * * * * *

     The foregoing discussion is not intended to be complete and is qualified in its entirety by reference to the Certificate of Incorporation, the Bylaws and the Rights Agreement, copies of which are filed as Exhibits 3.1, 3.2 and 4.1, respectively, hereto, and to the DGCL.

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ITEM 2.  EXHIBITS.

            3.1 Certificate of Incorporation, as amended, of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, dated April 28, 1998)

            3.2    Bylaws, as amended, of the Company

            4.1 Rights Agreement, dated as of December 18, 1996, between the Company and BankBoston, N.A., as rights agent (including a Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A thereto, a Form of Right Certificate as Exhibit B thereto and a Summary of Rights to Purchase Preferred Stock as Exhibit C thereto) (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K, dated December 18, 1996)

            4.2 First Amendment to Rights Agreement, dated as of March 12, 1998, by and between the Company and BankBoston, N.A., as rights agent (including a Form of Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A thereto) (incorporated by reference to Exhibit A to the Company's Registration Statement on Form 8-A/A, dated April 3, 1998)

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       STERLING SOFTWARE, INC.


Date:  May 27, 1998                    /s/ Don J. McDermett, Jr.
                                       -----------------------------------------
                                       Don J. McDermett, Jr.
                                       Senior Vice President and General Counsel

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                               Index to Exhibits
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          3.1   Certificate of Incorporation, as amended, of the Company
                (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, dated April 28, 1998)

          3.2   Bylaws, as amended, of the Company

          4.1 Rights Agreement, dated as of December 18, 1996, between the Company and BankBoston, N.A., as rights agent (including a Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A thereto, a Form of Right Certificate as Exhibit B thereto and a Summary of Rights to Purchase Preferred Stock as Exhibit C thereto) (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K, dated December 18, 1996)

          4.2 First Amendment to Rights Agreement, dated as of March 12, 1998, by and between the Company and BankBoston, N.A., as rights agent (including a Form of Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A thereto) (incorporated by reference to Exhibit A to the Company's Registration Statement on Form 8-A/A, dated April 3, 1998)

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